Exhibit 99.1

April 1, 2022

Atotech Provides an Update Regarding Proposed Transaction

Berlin, Germany – April 1, 2022 – Atotech Limited (NYSE: ATC) (“Atotech”), a leading process chemicals technology and advanced electroplating solutions company, today announced that it has agreed to extend the date for completing MKS Instruments, Inc.’s (“MKS”) pending acquisition of Atotech to September 30, 2022 from March 31, 2022. The extension is intended to allow additional time for the regulatory approval from China’s State Administration for Market Regulation (“SAMR”).

“We are continuing to make strong progress towards the deal close, having received approval from 12 of 13 regulatory authorities,” said Geoff Wild, CEO of Atotech. “We look forward to continuing to work constructively with SAMR, and we appreciate their collaboration to date.”

Mr. Wild continued, “We remain excited about partnering with MKS. We continue to believe the combination of Atotech’s expertise in electroplating and chemistry and MKS’ strengths in lasers, laser systems, optics, and motion will enable ground-breaking solutions for customers and create meaningful value for all our stakeholders.”

Atotech expects to provide a further announcement regarding the anticipated timetable of principal events in due course. All updates will be available on Atotech’s website at https://investors.atotech.com.

About Atotech

Atotech is a leading specialty chemicals technology and advanced electroplating solutions company. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenue of $1.2 billion in 2020. Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit www.atotech.com.—

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding the proposed transaction between MKS and Atotech (the “transaction”), the expected timetable for completing the transaction, the ability to close the transaction or the business impact of any mandated conditions to close the transaction, future financial and operating results and metrics for the combined company, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about MKS management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ability of the parties to obtain the required regulatory approval of SAMR and meet other closing conditions required to complete the transaction; manufacturing and sourcing risks, including the impact and duration of supply chain disruptions and component shortages; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction, the substantial indebtedness the Company expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; MKS’ entry into Atotech’s chemicals technology business, in which MKS does not have experience and which may expose it to significant additional liabilities; the risk of litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the transaction materially and adversely affects the respective businesses and operations of MKS and Atotech; restrictions during the pendency of the transaction that impact MKS’ or Atotech’s ability to pursue certain business opportunities or other strategic transactions; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the transaction, including the risk that the anticipated benefits from the transaction may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow Atotech’s business; potential adverse reactions or changes to business relationships resulting from the pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which MKS and Atotech operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to MKS’ and Atotech’s existing and prospective customers; the challenges, risks and costs involved with integrating the operations of the companies MKS acquires; the impact of the COVID-19 pandemic and related private and public measures on Atotech’s business; the ability of MKS to anticipate and meet customer demand; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations, including, but not limited to, disruptions relating to the Russia/Ukraine crisis; financial risk management; and the other factors described in MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequent Quarterly Reports on Form 10-Q, and Atotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, its forthcoming Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and any subsequent Reports on Form 6-K, each as filed with the U.S. Securities and Exchange Commission. MKS and Atotech are under no obligation to, and expressly disclaim any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information and Where to Find It

Shareholders may obtain a free copy of the scheme document and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Atotech will also make available free of charge on its investor relations website at investors.atotech.com, copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the Implementation Agreement, which contains the terms and conditions of the proposed transaction.

Contacts:

Media relations:

Susanne Richter

+49 30 349 85 418

press@atotech.com

Investor relations:

Lex Suvanto / Patrick Ryan / Ruediger Assion

Edelman

Emails: lex.suvanto@edelman.com / Patrick.ryan@edelman.com / Ruediger.assion@edelman.com

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